EXHIBIT K

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2009 on Form 18-K filed with the SEC on September 14, 2010, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2006		2007		2008		2009		2010
The Economy
Gross Domestic Product:
(in billions of constant 2009 Brazilian reais)	R$	3,084.3	R$	3,272.2	R$	3,441.1	R$	3,418.9	R$	3,675.0
(GDP at current prices in U.S.$ billions)(1)	U.S.$	1,088.8	U.S.$	1,366.5	U.S.$	1,636.0	U.S.$	1,577.3	U.S.$	2,089.8
Real GDP Growth (decline)(2)		4.0%		6.1%		5.2%		(0.6)%		7.5%
Population (millions)		185.6		187.6		189.6		191.5		193.3
GDP Per Capita(3)	U.S.$	5,868.1	U.S.$	7,108.3	U.S.$	8,297.6	U.S.$	8,237.2	U.S.$	10,814.0
Unemployment Rate(4)		8.4%		7.4%		6.8%		6.8%		5.3%
IGP-DI (rate of change)(5)		3.8%		7.9%		9.1%		(1.4)%		11.3%
Nominal Devaluation Rate(6)		(8.7)%		(17.1)%		31.9%		(25.2)%		(4.3)%
Domestic Real Interest Rate(7)		10.9%		3.7%		3.1%		11.5%		(1.4)%
Balance of Payments (in U.S.$ billions)
Exports		137.8		160.6		197.9		153.0		201.9
Imports		(91.4)		(120.6)		(173.1)		(127.7)		(181.7)
Current Account		13.6		1.6		(28.2)		(24.3)		(47.5)
Capital and Financial Account (net)		16.3		89.1		29.4		71.3		100.1
Change in Total Reserves (%)		30.6		87.5		3.0		46.7		49.1
Total Official Reserves		85.8		180.3		193.8		238.5		288.6
Public Finance
Financial Surplus (Deficit) as % of GDP(8)		(3.6)%		(2.8)%		(2.0)%		(3.3)%		(2.6)%
Primary Surplus (Deficit) as % of GDP(9)		3.2		3.3		3.4		2.0		2.8
Public Debt (in billions)
Gross Internal Debt (Nominal)(10)	US$	681.8	US$	984.2	US$	800.9	US$	1,241.5	US$	1,497.6
Gross External Debt (Nominal)(11)		72.8		68.3		64.5		71.0		72.8
Public Debt as % of Nominal GDP		68.1%		70.0%		66.7%		71.7%		71.2%
Gross Internal Debt		61.5		65.5		61.7		67.8		67.9
Gross External Debt(12)		6.6		4.5		5.0		3.9		3.3
Total Public Debt (Nominal)(13)	US$	754.6	US$	1,052.5	US$	865.4	US$	1,312.4	US$	1,570.4

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon constant average 2010 Brazilian reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(6)	Year-on-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(7)	Brazilian federal treasury securities deflated by the IGP-DI and adjusted at each month-end to denote real annual yield.
(8)	Financial results represent the difference between the consolidated public sector debt in one period and the consolidated public sector debt in the previous period, excluding the effects of the Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods.
(9)	Primary results represent Government revenues less Government expenditures, excluding interest expenditures on public debt.
(10)	Presents debt on a consolidated basis, which is calculated as the gross internal debt less credits between governmental entities.
(11)	Not including external private debt.
(12)	Gross external debt less total reserves.
(13)	Consolidated gross public sector debt.

Sources: IBGE; Getúlio Vargas Foundation; Central Bank of Brazil

Recent Political Developments

President Rousseff was elected President of Brazil on October 3, 2010 and took office on January 1, 2011, replacing former president Luiz Inácio Lula da Silva. President Rousseff is a member of the Workers’ Party (Partido dos Trabalhadores, or “PT”). During the October 2010 elections, 513 federal deputies and 54 of 81 senators were elected, taking office on February 1, 2011. Following the October 2010 elections, the coalition of political parties supporting President Rousseff obtained 59% (304/513) of the seats in the Chamber of Deputies and 62% (50/81) of the seats in the Senate. On February 1, 2011, José Sarney and Marco Maia, representatives allied to President Rousseff, were elected presidents of the Senate and of the Chamber of Deputies, respectively.

In May 2011, the chief of staff Antônio Palocci was accused of criminal unlawful enrichment by the opposition. The attorney general dismissed all charges. On June 7, 2011, the chief of staff resigned from office citing his concern that the political dispute would jeopardize his ability to perform his work in the government. On July 6, Alfredo Nascimento, Brazil’s transport minister, resigned following a news report over the weekend that his top aides were charging companies a fee to win infrastructure and other contracts.

Fiscal Policy

According to the Budget Directives Law No. 12,309, dated August 9, 2010, the consolidated public sector primary surplus target for 2011 was set at R$117.9 billion, after deduction from the primary fiscal balance in an amount of up to R$55.9 billion of expenses from the Growth Acceleration Plan 2007-2010 (Plano de Aceleração do Crescimento, or “PAC”).

On February 9, 2011, President Rousseff signed the Annual Budget Law No. 12,381, or LOA (Lei Orçamentária Anual), for 2011. During the same month, Congress passed a law setting the minimum wage at R$545, approximately R$35 higher than the 2010 minimum. The same law also establishes guidelines for future minimum wage adjustments that will take place between February 2011 and December 2015 based on inflation and GDP growth.

President Rousseff has aimed to curb government spending, which had increased under her predecessor, Luiz Inacio Lula da Silva. As a result, the Government has announced a plan to reduce budget expenditures by R$50.7 billion to achieve the 2011 surplus target. Despite the reduction in budget expenditures, social programs and infrastructure investments were maintained. President Roussef also froze the hiring of civil servants. This was formalized by Measure No. 39 issued by the Ministry of Planning, Budget and Management on March 25, 2011.

On April 28, 2011, the federal government issued Decree No. 7,468, cancelling approximately R$9.8 billion of restos a pagar from 2007, 2008, and 2009, intended to further limit spending. As these restos a pagar relate to budgeted activities that were never initiated, the Republic has the option to cancel them.

Balance of Payments; Foreign Trade; International Reserves

In 2010, Brazil registered a trade surplus of approximately U.S.$20.3 billion, compared to a surplus of approximately U.S.$25.3 billion in 2009. Exports in 2010 totaled U.S.$201.9 billion, a 32.0% increase over 2009, while imports totaled U.S.$181.6 billion, a 42.2% increase over 2009. Despite the trade surplus in 2010, Brazil ran a deficit in its current account of approximately U.S.$47.5 billion, compared to a deficit of approximately U.S.$24.3 billion in 2009. The balance of payments surplus was approximately U.S.$49.1 billion in 2010, compared to a surplus of approximately U.S.$46.7 billion in 2009.

In May 2011, the current account deficit accumulated over the previous 12 months was approximately U.S.$51.0 billion, compared to an accumulated deficit of approximately U.S.$36.5 billion for the same period in 2010. In May 2011, the services and income account accumulated over the previous

12 months showed a deficit of U.S.$76.9 billion and the current unilateral transfers account accumulated over the previous 12 months showed a surplus of U.S.$2.8 billion. The balance of payments surplus accumulated over the previous 12 months was approximately U.S.$74.5 billion in May 2011, compared to an accumulated surplus of approximately U.S.$56.5 billion in May 2010.

In May 2011, the trade surplus accumulated over the previous 12 months was approximately U.S.$23.2 billion versus an accumulated 12 month trade surplus of approximately U.S.$21.6 billion recorded in May 2010. Exports accumulated over the previous 12 months totaled U.S.$224.4 billion in May 2011, a 32.3% increase from the U.S.$169.6 billion recorded in May 2010. Imports accumulated over the previous 12 months totaled U.S.$201.3 billion in May 2011, a 36.0% increase from the U.S.$148.0 billion recorded in May 2010.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$85.8 billion on December 28, 2006, U.S.$180.3 billion on December 31, 2007, U.S.$193.8 billion on December 31, 2008, U.S.$238.5 billion on December 31, 2009 and U.S.$288.6 billion on December 31, 2010. On July 4, 2011, Brazil’s international reserves totaled U.S.$336.1 billion.

Gross Domestic Product

Brazil’s GDP increased 7.5% in 2010 relative to the previous year. The agricultural and industrial sectors increased by 6.5% and 10.1%, respectively, in 2010, relative to the previous year, whereas the services sector increased by 5.4%. Investments in manufacturing plants, machinery and capital equipment increased by 21.8% in 2010 relative to 2009. Household consumption rose by 7.0% in 2010 using the same base of comparison.

The latest data released from Quarterly National Accounts showed that GDP presented an increase of 4.2% in the first quarter of 2011, compared to the same period in 2010. In this comparison, the service sector had the best performance, with an increase of 4.0%, whereas the industry sector increased 3.5% followed by the rise in the agricultural sector of 3.1%. Value added and excise tax at basic prices experienced an increase of 3.8% and 6.5%, respectively. With respect to internal demand, gross formation of fixed capital increased 8.8% in the first quarter of 2011 relative to the first quarter of 2010. Household consumption expenditure grew by 5.9%, followed by general government consumption expenditure, which rose 2.1%. In the foreign sector, exports of goods and services presented an increase of 4.3%, and imports of goods and services grew by 13.1%.

Prices

The Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”) rose 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009 and 5.9% in 2010. In May 2011, the IPCA changed by 0.47%. With the result of May 2011, the IPCA during the prior 12 months was 6.55%, an increase of 0.04% from the immediately preceding 12 month period, which was 6.51%.

The inflation rate (as measured by IGP-DI) rose 3.8% in 2006, 7.9% in 2007 and 9.1% in 2008, decreased 1.4% in 2009 and increased 11.3% in 2010. In May 2011, the IGP-DI increased 0.01% after increasing 0.50% in April 2011. With the result of May 2011, the IGP-DI for the last 12 months was 9.1%, compared with 10.8% in the immediately preceding 12 month period.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.1380 to U.S.$1.00 on December 29, 2006, R$1.7713 to U.S.$1.00 on December 31, 2007, R$2.3370 to U.S.$1.00 on December 31, 2008, R$1.7412 to U.S.$1.00 on December 31, 2009, R$1,6662 to U.S.$1.00 on December 31, 2010, and R$1.5637 to US$1.00 on July 5, 2011.

The Government has been adopting some measures in order to avoid the appreciation of the Brazilian real against other foreign currencies in the exchange market. On January 6, 2011, Central Bank Circular No. 3,520 created a mandatory deposit to be made by all the banks authorized to deal in foreign exchange in Brazil, at a rate equal to 60% over the result of their daily selling exchange positions exceeding U.S.$3.0 billion or their respective equity reference value, whichever is lesser.

By means of Decree No. 7,456, of March 28, 2011, the government set an IOF tax of 6% on external loans and bonds with duration shorter than 360 days—this duration was extended to 720 days by the Decree No. 7,457 of April 6, 2011. The measure aims at reducing short-term capital flows—loans with duration of more than 720 days and foreign direct investment remain exempt.

Employment

In December 2010, the unemployment rate estimated by IBGE’s Monthly Employment Survey was 5.3% for the group of six metropolitan areas surveyed (São Paulo, Rio de Janeiro, Belo Horizonte, Recife, Salvador and Porto Alegre). The unemployment rate in December 2010 was the lowest since March 2002. In May 2011, the unemployment rate increased to 6.4%

Foreign Investment

In 2010, net foreign direct investment totaled approximately U.S.$48.4 billion, compared with approximately U.S.$25.9 billion of such investment registered in 2009.

In May 2011, the net foreign direct investment accumulated over the previous 12 months was approximately U.S.$64.0 billion compared to approximately U.S.$26.1 billion registered in May 2010.

Monetary Policy

After setting the Over/Selic rate on September 2008 at 13.75%, the Central Bank reduced the rate on January 2009 to 12.75%. During the months of March, April, June and July 2009, the rate was further reduced to 11.25%, 10.25%, 9.25% and 8.75%, respectively.

Beginning an adjustment process of monetary conditions in view of the economic outlook, particularly to address any potential inflationary pressures, the Central Bank decided to increase the Over/Selic rate from 8.75% to 9.50% on April 28, 2010, from 9.50% to 10.25% on June 9, 2010, from 10.25% to 10.75% on July 21, 2010, from 10.75% to 11.25% on January 19, 2011, from 11.25% to 11.75% on March 2, 2011, from 11.75% to 12.00% on April 20, 2011 and from 12.00% to 12.25% on June 8, 2011.

On October 5, 2010, through Decree No. 7,323, the Government increased from 2% to 4% the IOF tax on foreign portfolio investment in fixed-income instruments. The Government’s intention was to avoid overvaluation of the Brazilian real, which has negatively impacted the trade balance and increased the current account deficit. With the same objective, Brazil’s CMN approved Resolution No. 3,911 on October 5, 2010, widening the window for purchasing currency on the foreign exchange market for debt payments to 1,500 days from 750 days. This measure applies to both private borrowers and to the National Treasury. With this measure, the Government can increase its purchases of dollars in the local currency market to pay off foreign debt obligations. As a part of this set of measures, on September 17, 2010, the Government authorized the managers of Brazil’s Sovereign Fund—FSB to purchase dollars. On October 18, 2010, through Decree No. 7,330, the Government announced an additional increase in the IOF tax on foreign portfolio investment in fixed-income instruments, from 4% to 6%, and a separate increase in the IOF tax on margin operations with respect to the futures market in Brazil from 0.38% to 6%.

On December 3, 2010, the CMN and the Board of Governors of the Central Bank adopted a set of macro-level precautionary measures in order to improve the existing regulatory tools, maintain the stability of the National Financial System (SFN) and allow the continuity of the sustainable development of the credit market. The initiatives were also aimed at continuing the process of gradually withdrawing the incentives introduced to minimize the effects of the 2008 international financial crisis. As a result, the additional reserve requirements over demand and time deposits increased from 8% to 12% and the reserve requirement over time deposits increased from 15% to 20%.

On April 8, 2011, pursuant to Decree No. 7,458, the IOF tax on consumer loans was raised from 1.5% to 3.0% per year. The higher tax will be levied on all consumer loans, except mortgages and loans for legal entities. The IOF increase is a macro-prudential measure aimed at slowing credit growth, consumption and inflation. Taxes on credit card purchases abroad were modified on March 25, 2011, pursuant to Decree No. 7.454, whereby the IOF was raised from 2.38% to 6.38%.

Public Finance

In 2010, Brazil’s consolidated public sector primary surplus was R$101.7 billion (2.8% of GDP), compared to R$64.8 billion (2.0% of GDP) registered in 2009. In May 2011, the public sector registered a primary surplus of R$7.5 billion, compared to R$0.5 billion registered in May 2010 and, in accumulated terms, registered a surplus of R$126.6 billion (3.3% of GDP) over the last twelve months. The consolidated public sector nominal deficit in 2010 was R$93.7 billion (2.6% of GDP), compared with the R$106.2 billion (3.3% of GDP) consolidated public sector nominal deficit in 2009. In May 2011, the consolidated public sector nominal deficit accumulated over the previous 12 months was R$93.1 billion (2.4% of GDP).

Petrobrás, the state-controlled oil company that historically accounted for approximately 0.5% of the primary surplus of the normal federal budget, was removed from the calculation of the primary surplus beginning in 2009. Eletrobrás, the state-controlled electricity holding company that historically had accounted for approximately 0.2% of the primary surplus of the nominal federal budget, was also removed from the calculation of the primary surplus beginning in 2010. The IMF publication Government Finance Statistics 2001 suggests that federal state companies not be included in the fiscal accounts of the public sector. This is a strong recommendation for companies such as Petrobrás and Eletrobrás, given their high level of autonomy in corporate governance, operating largely on a commercial basis. Without the inclusion of Petrobrás and Eletrobrás in its fiscal accounts, the primary surplus target for 2011 is 3.1% of GDP.

Public Debt

Brazil’s net public sector debt stood at R$1,531.6 billion (39.8% of GDP) on May 31, 2011, compared with R$1,475.8 billion (or 40.2% of GDP) on December 31, 2010. On May 31, 2011, Brazil’s consolidated net public sector external debt was a negative R$415.0 billion (or a negative 10.8% of GDP). On May 31, 2011, Brazil’s U.S. dollar-indexed federal domestic debt securities totaled approximately R$8.6 billion (0.5% of all federal domestic debt securities), compared to R$9.2 billion (0.6% of all federal domestic debt securities) on December 31, 2010. The federal floating rate debt securities increased to R$567.6 billion (32.5% of the total federal debt) from R$535.1 billion (31.6%) on December 31, 2010, while fixed rate debt increased to R$635.2 billion (36.4% of the total federal debt securities) from R$620.6 billion (36.6%) on December 31, 2010.

The average tenor of Brazil’s federal domestic debt securities was 2.59 years in December 2006, 3.04 years in December 2007, 3.28 years in December 2008, 3.37 years in December 2009 and 3.36 years in December 2010. In May 2011, the average tenor of Brazil’s federal domestic debt securities was 3.50 years.

In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of Brazil’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Historical Background” and “—Economic Events and Policies” in Brazil’s Annual Report for 2009 on Form 18-K filed with the SEC on September 14, 2010. Approximately R$361.2 billion, or 21.7% of the total federal domestic debt securities outstanding as of May 2011, are scheduled to mature on or before May 2012.

During 2008, 2009, 2010 and 2011, the National Treasury continued to buy back its outstanding external debt bonds as part of its continuing Early Redemption Program that started in January 2007. The Early Redemption Program’s main goal is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, the repurchases have amounted to U.S.$12.0 billion (face value).

On April 4, 2011, Fitch Ratings upgraded Brazil’s foreign and local Currency Issuer Default Ratings (IDRs) to ‘BBB’ from ‘BBB-’ with a stable outlook and the Country Ceiling to ‘BBB+’ from ‘BBB’. On May 23, 2011, Standard & Poor’s Ratings Services revised the outlook on its long-term foreign currency sovereign credit rating of the Republic from stable to positive. On June 20, 2011, Moody’s Investors Service lifted Brazil a notch further into investment grade status to “Baa2” from “Baa3” and retained its positive outlook. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current credit ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. Ratings are important to our ability to obtain financing that we need on terms that are favorable to us. The Republic has no control over ratings and the decision to change a rating may have an adverse impact on our funding.

On June 14, 2011, Brazil’s Treasury issued securities to lend BNDES (National Bank of Economic and Social Development) R$30 billion of a R$55 billion authorized loan to ensure companies have access to funding for long-term investment. BNDES received R$110 billion from the Treasury in 2010, R$30 billion which were destined to Petrobrás, and R$100 billion in 2009 (these transfers to BNDES did not have a significant impact on Brazil’s public debt statistics). The BNDES credit line that supports subsidized loans, known as the PSI program, will amount to approximately R$75 billion in 2011 and will cost the Treasury approximately R$4.1 billion in subsidies.

Brazil completed the following offerings since December 31, 2009:

•	an offering of U.S.$787,500,000 aggregate principal amount of its 4.875% Global Bonds due 2021 on April 22, 2010;

•	an offering of U.S.$825,000,000 aggregate principal amount of its 4.875% Global Bonds due 2021 on August 3, 2010;

•	an offering of U.S.$550,000,000 aggregate principal amount of its 5.625% Global Bonds due 2041 on September 21, 2010; and

•	an offering of R$1,100,000,000 aggregate principal amount of its 10.25% Global BRL Bonds due 2028 on October 27, 2010.

On July 7, 2011, Brazil signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S.$550,000,000 aggregate principal amount of its 4.875% Global Bonds due 2021. The settlement for the offering is expected to occur on July 14, 2011.